Exhibit 12

J.B. POINDEXTER AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings (A)
Pretax income from continuing operations	22.3	(3.5)	(7.1)	11.6	2.3
Add: Fixed charges (see below)	21.2	21.6	21.5	21.7	21.8

Add: Amortization of capitalized interest	—	—	—	—	—
Less: Capitalized interest	—	(0.5)	(0.5)	(0.4)	(0.6)
	43.5	17.6	13.9	32.9	23.5
Fixed charges (B)

Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	17.9	18.4	18.2	18.5	18.7
An estimate of the interest within lease expense *	3.3	3.2	3.3	3.2	3.1
	21.2	21.6	21.5	21.7	21.8

Ratio of Earnings to Fixed Charges (A/B)	2.1x	0.8x	0.6x	1.5x	1.1x

*   Lease interest expense is estimated at 1/3 of operating lease expense.